Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0472 F: +1 202.637.3593 cynthiabeyea@ eversheds-sutherland.com

January 8, 2020

Christina DiAngelo Fettig

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	USCF ETF Trust File Nos. 333-196273; 811-22930

Dear Ms. Fettig:

On behalf of USCF ETF Trust (the “Trust”), set forth below are the Trust’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Trust on November 17, 2020 in connection with the Staff’s review of the Fund’s reports, filings, and website, as required by Section 408 of Sarbanes-Oxley Act of 2002, as amended. Set forth below in italics is each Staff comment, and each comment is immediately followed by the Trust’s response thereto.

Comments on Annual Report on Form N-CSR for Period Ended June 30, 2020

1)	Page 12: Please explain how the Trust calculated the Annualized Expense Ratio of .60% for the USCF SummerHaven Dynamic Commodity Strategy No K-1 Fund (the “Fund”), in light of the Fund’s Annualized Expense Ratios as reported in the Trust’s most recent semi-annual report on Form N-CSR and Annual Report on Form N-CSR.

Response: The Trust confirms that the Annualized Expense Ratio of 0.60%, as reflected in the Annual Report, is accurate. The ratio included in the semi-annual report was incorrect because it erroneously included only a 15 basis point advisory fee waiver instead of the correct 20 basis point waiver. This was a disclosure issue as the 20 basis point waiver had was correctly applied.

2)	Page 13: Please explain in correspondence what guidance the Trust relied upon in preparing a “Condensed Schedule of Investments” for the Fund and the USCF SummerHaven SHPEI Index Fund (the “Index Fund”). If the Trust was relying upon Regulation S-X, Section 210.12-12B (Summary schedule of investments in securities of unaffiliated issuers), the Schedule of Investments should instead be titled the “Summary Schedule of Investments.” Further, please note that Item 6 of Form N-CSR requires the Trust to file a full schedule of investments that includes an audit opinion. Accordingly, please file an amended Form N-CSR for June 30, 2019 and June 30, 2020 to comply with these requirements. In doing so, please note that chief executive officer and chief financial officer certifications must be updated in connection with any such amendments.

Response: The Trust confirms that it relied on Regulation S-X, Section 210.12-12B to include a summary schedule of investments in the annual report for the Index Fund. The Trust further notes that the schedule should have been titled “Summary Schedule” rather than “Condensed Schedule”. The Trust is currently preparing to file an amended N-CSR for each of the periods ended June 30, 2019 and June 30, 2020 to include a full schedule of investments (SOI) in Item 6 of Form N-CSR for those series of the Trust for which a summary had been provided. Each SOI will be accompanied by an audit opinion. Each N-CSR filing will include updated CEO and CFO certifications.

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Christina DiAngelo Fettig January 8, 2020 Page 2

3)	Page 4 and Page 10: The Fund invests in a fully margined and collateralized portfolio of commodity futures contracts. Please explain how this fund is fully margined and fully collateralized as of June 30, 2020.

Response: The Fund is fully margined in that it posts all required margin amounts to its Futures Commission Merchant (“FCM”). The Fund is fully collateralized in that it does not utilize leverage; it holds sufficient cash, cash equivalents, and treasuries to cover the amount of the face value of the futures contracts in which it invests through its wholly-owned subsidiary. Each of the foregoing statements was true as of June 30, 2020. The Fund further notes that the amount of collateral held by its FCM was included in a footnote to the schedule of investments but was not included separately in the statement of assets and liabilities. In future filings, the Fund will separately identify collateral held by an FCM in its balance sheet as required Regulation S-X 6-04(6).

4)	Page 19: Pursuant to the Item 1997-02 of the Division of Investment Management’s “Dear Chief Financial Officer” letters, when the Trust holds a significant amount of net assets in another fund or other funds, the Trust should provide disclosure stating how a shareholder may obtain a copy of the underlying fund’s financial statements. Please consider that disclosure.

Response: The Trust acknowledges the Staff’s comment and confirms that, going forward, it will include disclosure regarding how a Fund shareholder can obtain a copy of the shareholder report of any underlying fund in which a significant percentage of the Fund’s assets are invested.

5)	Since the Fund has invested more than 10% of its net assets in other funds, please consider adding a discussion of investments in other funds in the principal risks section of the Fund’s prospectus.

Response: The Fund is preparing a supplement to its prospectus to add the following risk factor:

Risk of Investing in Other Investment Companies. The Fund may obtain a substantial portion of its exposure to money market instruments through investment in money market mutual funds. An investment in other investment companies (including money market funds) is subject to the risks associated with those investment companies. To the extent the Fund invests in other investment companies, the Fund’s shareholders will incur certain duplicative fees and expenses, including investment advisory fees. The return on such investments will be reduced by the operating expenses, including investment advisory and administration fees, of such investment companies, and will be further reduced by Fund expenses, including management fees; that is, there will be a layering of certain fees and expenses.

6)	Page 23: Pursuant to FASB ASC 946-220-45-6(a)(1), please explain why brokerage commissions have been recorded as an expense of the Fund.

Response: The Fund recorded brokerage commissions as an expense due to the requirements of 17 CFR 4.22(a)(1)(vi), which requires commodity pools to show brokerage commissions separately. Going forward, the Fund will net brokerage commissions with realized gains as required by FASB ASC 946-220-45-6(a)(1).

Christina DiAngelo Fettig January 8, 2020 Page 3

7)	Page 28: Please disclose the Trust’s accounting policies for futures contracts in Note 2 to the Financial Statements (Significant Accounting Policies), and address whether the Trust has considered the guidance contained in FASB ASC 946-310-45.

Response: The Trust acknowledges the Staff’s comment and confirms that, going forward, it will include disclosure regarding the Trust’s accounting policies for futures contracts in the notes to the Fund’s financial statements. The Trust considered the guidance contained in FASB ASC 946-310-45 and initially determined the amounts related to this guidance were immaterial and/or the guidance did not apply. Upon further review, it has been determined the variation margin on open futures contracts amount may have been material enough to show as a separate line item. The Trust will, on a going forward basis, show its variation margin on open futures contracts as a separate receivable or payable line item on the statement of assets and liabilities and will also add disclosure of this accounting policy.

8)	Pages 32 to 33: Pursuant to FASB ASC 815-10-50-1(a), please add disclosure of the Fund’s objectives for holding derivatives, the context needed to understand those objectives and strategies, and the info that would enable users to understand the volume of activity in derivatives.

Response: The Trust acknowledges the Staff’s comment and confirms that, going forward, it will include the disclosure required by FASB ASC 815-10-50-1(a) in the notes to the Fund’s financial statements.

9)	Page 39: In future filings, please disclose in Note 4 how often management fees are paid, whether monthly or quarterly.

Response: In future filings, the Fund will disclose that management fees are paid on a monthly basis.

10)	Since the Trust’s funds have a unitary fee structure, please describe in correspondence whether the Adviser is current on all payments to service providers.

Response: The Adviser confirms that it has made all required payments to all of the Trust’s service providers and that none are in arrears.

11)	Page 40: In Note 4 to the Financial Statements (Investment Advisory and Other Agreements), under the sub-heading “Buying and Selling Fund Shares,” please disclose whether any creation or redemption transaction fees are retained by the Funds, and, if so, disclose the accounting policy with respect to those fees. Please address in your response the correspondence filed by the Trust with the Staff on January 12, 2016 (the “2016 Correspondence”), which included a similar question about transaction fees.

Response: The Trust advises the Staff that Authorized Participants are required to pay a transaction fee of $350 to compensate the Fund for brokerage and transaction expenses when purchasing Creation Baskets or redeeming Redemption Baskets. This amount is treated as a component of additional capital as was noted to the Staff in correspondence dated January 12, 2016. Going forward, the Fund will disclose this in the notes to its financial statements.

12)	Page 42: In Note 8 to the Financial Statements (Dividend and Tax Components of Capital), please note that FASB ASC 946-505-50-5 requires disclosure of the tax basis components of dividends paid for past two fiscal years, while Note 8 appears to provide this information only for the past fiscal year.

Response: In future filings, the Fund will provide the information regarding the tax basis components of dividends paid for the past two fiscal years.

13)	Page 43: With respect to Note 10 (Tax Cost of Investments), please address whether derivatives have been included in this tax disclosure, as required by Regulation S-X, Article 6.03(h)(2). Please note that pursuant to SEC Release “Investment Company Reporting Modernization” (Release Nos. 33–10231; 34–79095; IC–32314), tax disclosures should relate to the Fund’s portfolio as a whole.

Response: The Trust notes that derivatives have been considered in connection with the tax disclosure in Note 10; however the amounts relating to derivatives is $0. This is because the Fund’s futures contracts are held indirectly through the Fund’s wholly-owned Cayman subsidiary, which is treated as a separate entity for tax purposes. Pursuant to the income inclusion rules under the Internal Revenue Code, only the taxable income (Subpart F income) of a controlled foreign corporation flows through to the Fund; unrealized gains or losses do not, nor is there a tax basis cost for the futures contracts.

Christina DiAngelo Fettig January 8, 2020 Page 4

Non-Financial Statement Items on Form N-CSR for Period Ended June 30, 2020

14)	Please confirm the accuracy of the percentages disclosed in response to Item 4(e)(2) of Form N-CSR. Please refer to the 2016 Correspondence in providing your response.

Response: The Trust confirms that all non-audit services were pre-approved and that Item 4(e)(2) should have included a “0” for all categories.

Comments on Fund Prospectus dated October 27, 2020

15)	Page 1: Please note that Item 16(e) of Form N-1A requires explanation of any significant variations in fund portfolio turnover rate. In this regard, we note that the Fund’s portfolio turnover rate of 0% differs from the figure previously reported in the Fund’s prospectus.

Response: The Trust acknowledges that Staff’s comment and will include such disclosure in future SAI filings, as applicable.

16)	Page 1: With respect to the table presenting Fees and Expenses of the Fund, in light of the significance of the Fund’s investments in money market funds, please state whether those investments generated any acquired fund fees and expenses (“AFFE”).

Response: The Fund is preparing a supplement for its prospectus to update the fee table to include 0.10% of AFFE. The supplement will also update the expense example.

17)	Page 1: The table showing the Fees and Expenses of the Fund presents Total Annual Fund Operating Expenses of 0.80% and Total Annual Fund Operating Expenses After Fee Waivers of .60%. Please explain and reconcile these figures with the audited Consolidated Financial Highlights presenting Gross Expenses of 0.94% and Net Expenses of 0.77%.

Response: The Trust advises the Staff that the reason the gross expenses are presented in the financial highlights as 0.94% is because of the accounting treatment of brokerage expenses. The Trust further advises the Staff that the reason that net expenses are presented in the financial highlights as 0.77% is because of the accounting treatment of brokerage expenses and the fact that the fee waiver was not in place for the entire fiscal year. If the brokerage expenses had been netted with realized gains, the net expenses in the financial highlights would have been 0.63%.

Comments on Form N-CEN for Period Ended June 30, 2020

18)	Please identify whether the Trust’s response to Item C.3(b), indicating that the Fund is an index fund, should be revised.

Response: The Trust’s response to Item C.3(b) for the Fund was incorrect. The Fund is not an index fund. The Trust will correct this item in future filings.

Christina DiAngelo Fettig January 8, 2020 Page 5

19)	Please identify whether the Trust’s response to Item C.4, indicating that the Fund does not seek to operate as a “non-diversified company,” should be revised.

Response: The Trust’s response to Item C.4 for the Fund was incorrect. The Fund is non-diversified. The Trust will correct this item in future filings.

Comments on Website

20)	Please identify whether the information on the Trust’s website with respect to share premium and discount to net asset value for the Fund complies with Form N-1A, Item 11(g)(2), which requires presentation of information with respect to the fund’s most recently completed calendar year and most recently completed calendar quarters since that year.

Response: The Trust confirms that the Fund’s website has been updated to comply with the requirements of Form N-1A and new Rule 6c-11.

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We hope that the foregoing has been responsive to your comments. If you have any questions or concerns about the responses set forth above, please call the undersigned at (202) 383-0472.

Sincerely,

/s/ Cynthia R. Beyea
Cynthia R. Beyea

cc:	Daphne G. Frydman, USCF Jeremy P. Entwistle, Eversheds Sutherland